SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 7 2007
WASH, D.C.
203

07002345

'ATES
ANGE COMMISSION
.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden	
hours per response......	12.00

'ED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26260

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M. AMARICO INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

96 Limekiln Road
(No. and Street)

WEST REDDING (City) CT. (State) 06896-1308 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael M. Amari (203) 9383530
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gargan, James M.
(Name – *if individual, state last, first, middle name*)

11 Lake Ave Ext (Address) Danbury (City) CT (State) 06811 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
E MAR 0 9 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL AMARI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M. AMARICO, INC., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

president

Title

Notary Public

My Commission Expires July 31, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JAMES M. GARGAN, C.P.A.

Lake Avenue Plaza
11 Lake Avenue Extension
Suite 1C
Danbury, Connecticut 06811

(203) 744-2200
(203) 744-0715
Fax (203) 744-0716

To The Board of Directors
M. Amarico, Inc.

I have examined the financial statements of M. Amarico, Inc. for the period ended December 31, 2006, and have issued my report thereon dated February 20, 2007. As part of my examination, I made a study and evaluation of the system as required by generally accepted auditing standards and Rule 17A-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities, and practices and procedures followed by the client in making the periodic computations of aggregate indebtedness and net capital under Rule 17A-3 (A) (11). Since the corporation claims exemption from compliance with Rule 15C3-3, I satisfied myself that all transactions were cleared through ADP Clearing Corp. and no information came to my attention that the Corporation did not comply with this requirement. Rule 17A-5 states that the scope of the study and evaluation should be sufficient to provide assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and Rule 17A-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal auditing control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. However, for the purpose of this report under Rule 17A-5, the determination of weakness to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from the misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments

required in the preparations of financial statements. Further, projection of any evaluation of internal accounting control for future period is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the period ended December 31, 2006, which was made for the purposes set forth in the first paragraph above, that may have existed during the period, disclosed no weaknesses that I believe to be material.

Danbury, Connecticut
February 20, 2007

James M. Gargan, CPA

JAMES M. GARGAN, C.P.A.

Lake Avenue Plaza
11 Lake Avenue Extension
Suite 1C
Danbury, Connecticut 06811

(203) 744-2200
(203) 744-0715
Fax (203) 744-0716

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2007
WASH, D.C.
203

To The Shareholder of
M. Amarico, Inc.

I have examined the statement of financial condition of M. Amarico, Inc. as of December 31, 2006 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. My examination was made in accordance with generally accepted auditing standards and accordingly, included such tests of the accounting records and such other auditing procedures as I considered necessary in the circumstances.

In my opinion, the financial statements referred to above present fairly the financial position of M. Amarico, Inc. as of December 31, 2006, and the results of its operations and changes in financial position for the year then ended in conformity with generally accepted accounting principles.

My examination included the supplementary schedules 1-4 and in my opinion, they represent fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

James M. Gargan CPA

Danbury, Connecticut
February 20, 2007

M. Amarico, Inc.
Statement of Financial Condition
As of December 31, 2006

Exhibit A

Assets

Current Assets		
Cash and Cash Equivalents	$ 49,923	
Accounts Receivable	9,901	
Securities Owned at Market Value (Cost $60,990)	59,575	
Prepaid Expenses & Deposits	557	
Total Current Assets		**$119,956**
Fixed Assets		
Automobiles	41,533	
Furniture, Fixtures & Office Equip.	29,614	
Total	$71,147	
Less: Accumulated Depreciation	66,577	
Net Fixed Assets		$ 4,570
Other Assets		
Cash Surrender Value Life Insurance		51,561
Total Assets		**$176,087**

Liabilities and Stockholder's Equity

Liabilities	
Accounts Payable, Accrued Expenses and Taxes Payable (Schedule A-1)	$ 1,644
Loan Payable	11,500
Shareholder's Loan	8,240
Total Liabilities	$21,384
Commitments and Contingent Liabilities (Note 8)	
Stockholders' Equity	
Capital Stock Issued (Note 2)	$ 50,000
Retained Earnings - Exhibit C	104,703
Total Stockholders' Equity (Exhibit D)	$154,703
Total Liabilities and Stockholders' Equity	$176,087

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Accrued Expenses and Taxes Payable
As of December 31, 2006

Accounts Payable		814
Accrued Income Taxes		830
	Total	$ 1,644

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Statement of Income
For the Calendar Year 2006

Revenue		
Commissions etc.	$123,246	
Profits (Loss) on Firm Trading Accounts	6,887	
Unrealized Gain (Loss) on Securities Held	25,297	
Interest and Dividends	2,960	
Total Revenue		**$158,390**
Expenses		
Officer's Salary	$ 2,400	
Salary Expense	14,640	
Clearing Broker	68,628	
Payroll Taxes & Employee Benefits (Note 3)	16,044	
Telephone	2,778	
Insurance	3,572	
Membership Dues & Subscriptions	2,061	
Automobile Lease & Expenses	2,659	
Office Supplies & Expense	2,014	
Utilities & Other Occupancy	7,771	
Material & Repair Expense	2,295	
Professional Fee	8,490	
NASD & Other Regulatory Expenses	929	
Travel & Entertainment	1,160	
Postage	42	
Interest Expense	818	
General & Miscellaneous Expenses	693	
Total Expenses		**$136,994**
Profit (Loss) Before Depreciation and Taxes		21,396
Less: Depreciation (Note 5)		3,148
Income (Loss) Before Taxes		$18,248
Changes in Income Taxes (Note 6)		650
Net Income (Loss)		**$ 17,598**

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Statement of Retained Earnings
For the Calendar Year 2006

Exhibit C

Balance - Beginning of Year	$85,070	
Add: Net Income Per Exhibit B	17,598	
Cash Surrender Value Life Insurance	2,035	
Balance - End of Year		$104,703

Statement of Changes in Stockholders' Equity

Exhibit D

Balance - Beginning of Year	$135,070	
Add: Net Income (Loss) Per Exhibit B	17,598	
Cash Surrender Value of Life Insurance	2,035	
Balance - End of Year		$154,703

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Statement of Cash Flows
For the Calendar Year 2006

Exhibit E

Sources (Uses) of Cash		
From Operations		
Net Income (Loss)	$ 17,598	
Depreciation	3,148	
Cash (Uses) of Cash from Operating Activities		$20,746
Changes in Assets and Liabilities		
Accounts Receivable	(5,212)	
Interest Receivable	1,750	
Accrued Expenses and Taxes	(1,591)	
Bank Loan	8,982	
Shareholder's Loan	(9,640)	
Accrued Income Taxes	200	
Net (Uses) of Cash from Operating Activities		$ (5,511)
Cash Flow From Investing and Financing Activities		
Sale and Purchase of Trade Securities Net	$34,598	
Net (User) of Cash from Investing and Financing		$ 34,598
Net (Decrease) in Cash		$49,833
Cash Beginning of Year		90
Cash End of Year		$ 49,923
Cash Paid During the Year for Income Taxes		$ 450
Cash Paid During the Year for Interest		$ 818

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Computation of Net Captial
As of December 31, 2006

Schedule 1

Total Stockholder's Equity Per Exhibit A		$154,703
Less: Non Allowable Assets		
Prepaid Expenses & Deposits	$ 557	
Net Fixed Assets	4,570	$ 5,127
Net Capital Before Haircuts on Securities Position		$149,576
Less: Haircuts on Securities Position	$ 8,936	
Money Market Accounts	998	
		$ 9,934
Net Capital		$139,642

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Computation of Aggregate Indebtness and Percentage of Aggregate Indebtness to Net Capital
As of December 31, 2006

Aggregate Indebtness Liabilities	
Accounts Payable	$ 814
Accrued Income Taxes	830
Loans Payable	11,500
Total	$ 13,144
Percentage of Aggregate Indebtness to Net Capital	.09 to 1

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Computation for Determination of Requirements
Pursuant to Rule 15C3-4

Schedule 2

Not Applicable*

Information Relating to the Possession or Control
Pursuant to Rule 15C3-3
December 31, 2006

Schedule 3

Not Applicable*

* The above schedules numbered 2 and 3 are not applicable since the corporation claims an exemption from Rule 15C3-3 on the grounds that all customer transactions are cleared though ADP Clearing Corp. on a fully disclosed basis.

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Reconciliation of Net Capital Computation
As of December 31, 2006

Schedule 4

Net Capital Per Form X-17A-5 (Unaudited Focus Report Filed by Corporation	$ 142,005
Net Capital Per Schedule 1	139,642
Difference Decrease	$ (2,363)
The Above difference is Reconciled as Follows-	
Increase Cash	403
Decrease in Cash Surrender Value	(715)
Increase in Net Fixed Assets	(1,892)
Decrease in Depreciation	1,892
Decrease in Bank Loan	530
Increase in Income Tax	(650)
Increase in Payables	(933)
Increase in Haircuts	(998)
Total Difference	$ (2,363)

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Note to Financial Statements
December 31, 2006

Note 1 - Nature of Corporation's Business

The corporation conducts a retail stock brokerage business with its offices at 96 Limekiln Road, West Redding, CT. All customer transactions are fully disclosed through ADP Clearing Corp. The agreement with ADP Clearing is for M. Amarico, Inc. to deposit $50,000 in a Good Faith Account at ADP Clearing Corp.

Note 2 - Capital Stock Issued

The corporation was incorporated in the state of Delaware on January 14, 1981. Subsequent to that date, Mr. Michael Amari purchased 100% of the capital stock in the Corporation for the sum of $50,000.

Note 3 - Payroll Taxes and Employee Benefits

Contributions to the M. Amarico Pension Plan were not made in 2006 because the plan reached the Full funding Limitation under the rules of 1987 O.S.R.A. regulations. Pension accrual was reduced to reflect the Full Funding of the plan. The remaining pension provision on Amarico's books reflect an accrual of possible contribution for 2006 since actuarial reports are not finalized as of this audit date.

Note 4 - Insurance

The corporation has secured a Stockholders' Blanket Insurance Policy from Hartford Fire Insurance Co. for the term of one year commencing June 25, 2006 through June 25, 2007. The policy has a limit of $60,000 and is subject to a loss deductible clause of $5,000 per loss The premium applicable to the year 2005 is reflected in Insurance Expense on Exhibit B. The corporation is a member of the Securities Investors Protection Corp. Assessments paid to same, are included in Insurance Expense on Exhibit B.

Note 5 - Depreciation

Included herein is the sum of $3,148 for depreciation on equipment, vehicles, and is calculated under the Straight Line Method of Depreciation.

Note 6 - Income Taxes

Income taxes consists of the following:

Current		
	Federal	$ 0
	State & Local	650
		$ 650
Deferred		
	Federal	0
	State	0
		$ 0

Deferred taxes are provided due principally to unrealized appreciation of securities. Reduction in deferred taxes is a result of recognized income from sale of securities. Deferred taxes are accrued due to timing differences and book to tax accounting for depreciation. There was no accrual for deferred taxes in 2005 since the amount was immaterial and results reflect a net loss to operations.

Note 7 - Net Income (Loss)

The Income of $17,598 is arrived at after including net unrealized profit and losses from securities. Unrealized Profit on securities was $25,297. The salaries, paid to non officers, for 2006 were $14,640.

Note 8 - Commitments and Contingent Liabilities

The Company as of this date is unaware of any contingencies.

The accompanying notes to financial statements are an integral part of this report.

END